EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021 and 2020

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at September 30, 2021, and for the periods ended September 30, 2021 and 2020, have not been audited by the Company’s independent auditors.

“David Wolfin”	“Nathan Harte”

David Wolfin President & CEO November 9, 2021	Nathan Harte, CPA Chief Financial Officer November 9, 2021

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Financial Position (Expressed in thousands of US dollars)

	Note	September 30, 2021 (unaudited)	December 31, 2020
ASSETS
Current assets
Cash		$22,341	$11,713
Amounts receivable		1,513	529
Taxes recoverable	4	3,300	5,044
Prepaid expenses and other assets		779	757
Inventory	5	4,553	1,659
Total current assets		32,486	19,702
Exploration and evaluation assets	7	10,917	10,052
Plant, equipment and mining properties	9	35,398	34,846
Long-term investments	6	3,304	4,176
Other assets		4	4
Total assets		$82,109	$68,780
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,079	$2,068
Amounts due to related parties	10(b)	175	154
Taxes payable		5	7
Current portion of term facility	11	-	2,513
Current portion of equipment loans		-	72
Current portion of finance lease obligations		324	208
Total current liabilities		3,583	5,022
Finance lease obligations		733	278
Warrant liability	12	761	2,295
Reclamation provision	13	830	808
Deferred income tax liabilities		360	1,369
Total liabilities		6,267	9,772
EQUITY
Share capital	14	129,965	108,303
Equity reserves		9,494	9,951
Treasury shares (14,180 shares, at cost)		(97)	(97)
Accumulated other comprehensive loss		(4,938)	(4,810)
Accumulated deficit		(58,582)	(54,339)
Total equity		75,842	59,008
Total liabilities and equity		$82,109	$68,780

Commitments – Note 17

Subsequent Events – Note 21

Approved by the Board of Directors on November 9, 2021:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

- 2 -

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (Expressed in thousands of US dollars, except per share amounts - Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2021	2020	2021	2020
Revenue from mining operations	15	$1,881	$2,659	$1,910	$14,615
Cost of sales	15	1,043	2,848	2,769	13,174
Mine operating income (loss)		838	(189)	(859)	1,441

Operating expenses
General and administrative expenses	16	815	693	2,726	2,063
Share-based payments	14	277	692	1,391	1,062
Loss before other items		(254)	(1,574)	(4,976)	(1,684)
Other items
Interest and other income		14	8	143	232
Loss on long-term investments		(1,103)	(1,231)	(1,002)	(181)
Fair value adjustment on warrant liability	12	516	1,136	1,560	(13)
Realized loss on warrants exercised		-	(2,708)	(1,111)	(2,708)
Foreign exchange gain (loss)		716	(446)	(187)	(1,701)
Finance cost		(8)	(41)	(46)	(175)
Accretion of reclamation provision	13	(13)	(26)	(36)	(75)
Interest expense		(13)	(4)	(15)	(22)
Loss from continuing operations before income taxes		(145)	(4,886)	(5,670)	(6,327)
Income taxes:
Current income tax expense		(13)	(28)	(25)	(90)
Deferred income tax recovery (expense)		(56)	327	1,009	487
Income tax recovery (expense)		(69)	299	984	397
Net loss from continuing operations		(214)	(4,587)	(4,686)	(5,930)
Loss from discontinued operations and on disposal		-	(2)	-	(167)
Net loss		(214)	(4,589)	(4,686)	(6,097)

Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss:
Currency translation differences		(1,235)	455	(128)	(92)
Total comprehensive loss		$(1,449)	$(4,134)	$(4,814)	$(6,189)
Loss per share from continuing operations	14(e)
Basic		$(0.00)	$(0.05)	$(0.05)	$(0.07)
Diluted		$(0.00)	$(0.05)	$(0.05)	$(0.07)
Loss per share	14(e)
Basic		$(0.00)	$(0.05)	$(0.05)	$(0.08)
Diluted		$(0.00)	$(0.05)	$(0.05)	$(0.08)
Weighted average number of common shares outstanding	14(e)
Basic		101,559,946	87,093,054	99,457,201	81,027,129
Diluted		101,559,946	87,093,054	99,457,201	81,027,129

The accompanying notes are an integral part of the condensed consolidated interim financial statements

- 3 -

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Changes in Equity (Expressed in thousands of US dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2020		76,592,388	$96,396	$9,391	$(97)	$(4,563)	$(47,204)	$53,923

Common shares issued for cash:
At the market issuances	14	6,730,054	4,940	-	-	-	-	4,940
Exercise of warrants	14	4,659,194	6,528	(116)	-	-	-	6,412
Exercise of options	14	48,000	44	(15)	-	-	-	29
Common shares issued for services	14	675,145	-	-	-	-	-	-
Issuance costs	14	-	(254)	-	-	-	-	(254)
Options cancelled or expired		-	-	(433)	-	-	433	-
Carrying value of RSUs exercised		863,901	650	(650)	-	-	-	-
Share-based payments	14	-	-	1,062	-	-	-	1,062
Net loss for the period		-	-	-	-	-	(6,097)	(6,097)
Currency translation differences		-	-	-	-	(92)	-	(92)
Balance, September 30, 2020		89,568,682	$108,304	$9,239	$(97)	$(4,655)	$(52,868)	$59,923
Balance, January 1, 2021		89,568,682	$108,303	$9,951	$(97)	$(4,810)	$(54,339)	$59,008

Common shares issued for cash:
At the market issuances	14	10,050,000	18,497	-	-	-	-	18,497
Exercise of warrants	14	1,030,362	1,911	-	-	-	-	1,911
Exercise of options	14	264,000	364	(127)	-	-	-	237
Issuance costs		-	(388)	-	-	-	-	(388)
Options cancelled or expired		-	-	(443)	-	-	443	-
Carrying value of RSUs exercised		1,330,167	1,278	(1,278)	-	-	-	-
Share-based payments	14	-	-	1,391	-	-	-	1,391
Net loss for the period		-	-	-	-	-	(4,686)	(4,686)
Currency translation differences		-	-	-	-	(128)	-	(128)
Balance, September 30, 2021		102,243,211	$129,965	$9,494	$(97)	$(4,938)	$(58,582)	$75,842

The accompanying notes are an integral part of the condensed consolidated interim financial statements

- 4 -

AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Cash Flows (Expressed in thousands of US dollars - Unaudited)

		Nine months ended September 30,
	Note	2021	2020

Cash generated by (used in):

Operating Activities
Net loss		$(4,686)	$(6,097)
Adjustments for non-cash items:
Deferred income tax recovery		(1,009)	(487)
Depreciation and depletion		1,338	1,779
Accretion of reclamation provision		36	75
Unrealized loss on investments		1,002	181
Unrealized foreign exchange loss		26	528
Unwinding of fair value adjustment on term facility		(13)	(42)
Fair value adjustment on warrant liability		(1,560)	13
Realized loss on warrants exercised		1,111	2,708
Share-based payments		1,391	1,062

		(2,364)	(280)

Net change in non-cash working capital items	18	(1,045)	(953)

		(3,409)	(1,233)

Financing Activities
Shares and units issued for cash, net of issuance costs		18,110	4,686
Proceeds from option exercise		237	29
Proceeds from warrant exercise		803	3,705
Term facility payments		(2,500)	(2,500)
Finance lease payments		(437)	(596)
Equipment loan payments		(72)	(163)

		16,141	5,161

Investing Activities
Exploration and evaluation expenditures		(981)	(180)
Additions to plant, equipment and mining properties		(1,152)	(889)
Proceeds from sale of long-term investments		-	1,255
Purchase of long-term investments		-	(1,177)

		(2,133)	(991)

Change in cash		10,599	2,937

Effect of exchange rate changes on cash		29	(69)

Cash, Beginning		11,713	9,625

Cash, Ending		$22,341	$12,493

Supplementary Cash Flow Information (Note 18)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

- 5 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the Toronto Stock Exchange (“TSX”), the NYSE American, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on July 1, 2015, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of the condensed consolidated interim financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

- 6 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

2.	BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual audited consolidated financial statements of the Company. These unaudited condensed consolidated interim financial statements do not contain all of the information required for full annual consolidated financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2020, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These unaudited condensed consolidated interim financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these unaudited condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as if the policies have always been in effect.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2021, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2020.

- 7 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

Basis of Consolidation

The unaudited condensed consolidated interim financial statements include the accounts of the Company and its Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding Company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

Application of new and revised accounting standards:

Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition.

The amendments were applied effective January 1, 2021, and did not have a material impact on the Company’s financial statements.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2021:

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2022, with early application permitted. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This amendment will impact the Company’s accounting for proceeds from mineral sales prior to reaching commercial production at levels intended by management.

- 8 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2023, with early adoption permitted. This amendment is not expected to have a material impact on the Company’s financial statements.

4.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	September 30, 2021	December 31, 2020
VAT recoverable	$699	$2,328
GST recoverable	23	16
Income taxes recoverable	2,578	2,700
	$3,300	$5,044

5.	INVENTORY

	September 30, 2021	December 31, 2020
Process material stockpiles	$854	$373
Concentrate inventory	2,237	64
Materials and supplies	1,462	1,222
	$4,553	$1,659

The amount of inventory recognized as an expense for the nine months ended September 30, 2021 totalled $2,769 (September 30, 2020 – $12,299). See Note 15 for further details.

6.	LONG-TERM INVESTMENTS

The Company classifies its long-term investments as designated at fair value through profit and loss under IFRS 9. Long-term investments are summarized as follows:

	Fair Value December 31,		Movements in foreign	Fair value adjustments	Fair Value September 30,
	2020	Net Additions	Exchange	for the period	2021
Talisker Resources Common Shares	$4,176	$-	$14	$(951)	$3,239
Silver Wolf Exploration Ltd. Common Shares	-	41	(1)	(15)	25
Silver Wolf Exploration Ltd. Warrants	-	76	-	(36)	40
	$4,176	$117	$13	$(1,002)	$3,304

- 9 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

On March 26, 2021, the Company received 131,718 common shares as part of the terms in the Option Agreement with Silver Wolf Exploration Ltd,, as well as 300,000 share purchase warrants at an exercise price of C$0.20. Upon acquisition, the fair value of these common shares and share purchase warrants were recorded as “Option Income” as a credit to exploration and evaluation assets (see Note 7). Any subsequent revaluation under IFRS 9 at fair value through profit and loss will be recorded as a gain or loss on long-term investments.

See Note 7 for full details of the Option Agreement, and Note 19(d) for valuation methodology for the share purchase warrants.

7.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2020	$9,826	$1	$9,827

Costs incurred during 2020:
Drilling and exploration	146	-	146
Assessments and taxes	83	-	83
Effect of movements in exchange rates	(4)	-	(4)

Balance, December 31, 2020	$10,051	$1	$10,052
Costs incurred during 2021:
Drilling and exploration	910	-	910
Assessments and taxes	69	-	69
Effect of movements in exchange rates	3	-	3
Option income	(117)	-	(117)

Balance, September 30, 2021	$10,916	$1	$10,917

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino Mine area property

The Avino Mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino Mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

- 10 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

(ii)	Gomez Palacio/Ana Maria property

The Ana Maria property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares, and is also known as the Ana Maria property.

Option Agreement – Silver Wolf Exploration Ltd. (formerly Gray Rock Resources Ltd.) (“Silver Wolf”)

On March 11, 2021, the Company was informed that Silver Wolf received TSX Venture Exchange approval on the previously-announced entrance into an option agreement to grant Silver Wolf the exclusive right to acquire a 100% interest in the Ana Maria and El Laberinto properties in Mexico (the “Option Agreement”). In exchange, Avino received Silver Wolf share purchase warrants to acquire 300,000 common shares of Silver Wolf at an exercise price of C$0.20 per share for a period of 36 months from the date of the TSX Venture Exchange’s final acceptance of the Option Agreement (the “Approval Date”). In order to exercise the option, Silver Wolf will:

1.	Issue to Avino a total of C$600 in cash or common shares of Silver Wolf as follows:

a.	C$50 in common shares of Silver Wolf within 30 days of the Approval Date (received on March 26, 2021 – see Note 6 for details);

b.	A further C$50 in cash or shares of Silver Wolf at Avino’s discretion on or before the first anniversary of the Approval Date;

c.	A further C$100 in cash or shares of Silver Wolf at Avino’s discretion on or before the second anniversary of the Approval Date;

d.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before the third anniversary of the Approval Date; and

e.	A further C$200 in cash or shares of Silver Wolf at Avino’s discretion on or before the fourth anniversary of the Approval Date; and

2.	Incur a total of C$750 in exploration expenditures on the properties, as follows:

a.	C$50 on or before the first anniversary of the Approval Date;

b.	A further C$100 on or before the second anniversary of the Approval Date; and

c.	A further C$600 on or before the fourth anniversary of the Approval Date.

Under the Option Agreement, the parties intend that the first two year’s payments (C$200 in cash or shares), and first C$150 in exploration work will be firm commitments by Silver Wolf. All share issuances will be based on the average volume weighted trading price of Silver Wolf’s shares on the TSX Venture Exchange for the ten (10) trading days immediately preceding the date of issuance of the shares, and the shares will be subject to resale restrictions under applicable securities legislation for 4 months and a day from their date of issue.

The Option Agreement between the Company and Silver Wolf is considered a related party transaction as the two companies have directors in common.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino Mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

- 11 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$250 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)	British Columbia, Canada

(i)	Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property.

8.	NON-CONTROLLING INTEREST

At September 30, 2021, the Company had an effective 99.67% (December 31, 2020 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2020 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the unaudited condensed consolidated interim financial statements.

- 12 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

9.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2020	13,637	524	341	12,919	17,554	9,287	54,262
Additions / Transfers	(493)	34	6	36	(71)	1,976	1,488
Effect of movements in exchange rates	5	5	-	-	-	-	10
Balance at December 31, 2020	13,149	563	347	12,955	17,483	11,263	55,760
Additions / Transfers	-	30	15	1,245	433	436	2,159
Effect of movements in exchange rates	2	-	-	-	-	1	3
Balance at September 30, 2021	13,151	593	362	14,200	17,916	11,700	57,922

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2020	8,066	84	213	4,854	4,013	1,374	18,604
Additions / Transfers	577	103	43	53	1,284	250	2,310
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at December 31, 2020	8,643	187	256	4,907	5,297	1,624	20,914
Additions / Transfers	160	81	43	46	1,067	213	1,610
Effect of movements in exchange rates	-	-	-	-	-	-	-
Balance at September 30, 2021	8,803	268	299	4,953	6,364	1,837	22,524

NET BOOK VALUE
At September 30, 2021	4,348	325	63	9,247	11,552	9,863	35,398
At December 31, 2020	4,506	376	91	8,048	12,186	9,639	34,846
At January 1, 2020	5,571	440	128	8,065	13,541	7,913	35,658

- 13 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

Included in Buildings above are assets under construction of $5,777 as at September 30, 2021 (December 31, 2020 - $5,327) on which no depreciation was charged in the periods then ended. Once the assets are put into service, they will be transferred to the appropriate class of plant, equipment and mining properties.

As at September 30, 2021, plant, equipment and mining properties included a net carrying amount of $Nil (December 31, 2020 - $442) for mining equipment under equipment loan, and $1,290 (December 31, 2020 - $1,087 for mining equipment and right of use assets under finance lease.

10.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2021 and 2020 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries, benefits, and consulting fees	$243	$190	$742	$523
Share-based payments	230	249	1,133	625
	$473	$439	$1,875	$1,148

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due to / (from) related parties:

	September 30, 2021	December 31, 2020
Oniva International Services Corp.	$163	$106
Directors	43	48
Silver Wolf Exploration Ltd.	(31)	-
	$175	$154

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the nine months ended September 30, 2021, the Company paid $180 (September 30, 2020 - $166) to ICC.

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

- 14 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the nine months ended September 30, 2021 and 2020 are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries and benefits	$172	$143	$550	$461
Office and miscellaneous	91	43	273	208
	$263	$186	$823	$669

11.	TERM FACILITY

In July 2015, the Company entered into a ten million dollar term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%. The agreement was later amended in 2018 to extend the repayment period and modify the monthly payments. Other material terms of the facility remained unchanged. The Company is currently repaying the remaining balance in monthly instalments of $278 ending September 2021. The Company is committed to selling Avino Mine concentrate on an exclusive basis to Samsung until December 31, 2024.

The facility is secured by the concentrates produced under the agreement and by 33% of the common shares of the Company’s wholly-owned subsidiary Compañía Minera Mexicana de Avino, S.A. de C.V.. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only.

The continuity of the term facility with Samsung for the nine months ended September 30, 2021, and the year ended December 31, 2020, is as follows:

	September 30,	December 31,
	2021	2020
Balance at beginning of the period	$2,513	$5,897
Repayments	(2,500)	(3,333)
Unwinding of fair value adjustment	(13)	(51)
Balance at end of the period	-	2,513
Less: Current portion	-	(2,513)
Non-current portion	$-	$-

- 15 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

12.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. Changes in respect of the Company’s warrant liability are as follows:

	September 30, 2021	December 31, 2020
Balance at beginning of the period	$2,295	$1,579
Fair value adjustment	(1,560)	650
Effect of movement in exchange rates	26	66
Balance at end of the period	$761	$2,295

Continuity of warrants during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2020	7,639,968	$0.79
Exercised	(4,195,072)	$0.80
Exercised	(464,122)	C$0.85
Warrants outstanding and exercisable, December 31, 2020	2,980,774	$0.80
Exercised	(1,030,362)	$0.80
Warrants outstanding and exercisable, September 30, 2021	1,950,412	$0.80

		All Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	September 30, 2021	December 31, 2020
September 25, 2023	$0.80	1,950,412	2,980,774
		1,950,412	2,980,774

As at September 30, 2021, the weighted average remaining contractual life of warrants outstanding was 1.99 years (December 31, 2020 – 2.73 years).

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	September 30, 2021	December 31, 2020
Weighted average assumptions:
Risk-free interest rate	0.52%	0.20%
Expected dividend yield	0%	0%
Expected warrant life (years)	1.99	2.73
Expected stock price volatility	86.88%	73.93%
Weighted average fair value	$0.39	$0.77

During the nine months ended September 30, 2021, the Company recorded a realized loss on the exercise of warrants of $1,111 as result of the exercise of 1,030,362 warrants for the issuance of 1,030,362 common shares.

- 16 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

13.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at September 30, 2021, is $829 (December 31, 2020 – $808), and the undiscounted value of the obligation is $1,252 (December 31, 2020 – $1,275).

The present value of the obligation was calculated using a risk-free interest rate of 5.96% (December 31, 2020 – 5.96%) and an inflation rate of 3.15% (December 31, 2020 – 3.15%). Reclamation activities are estimated to begin in 2023 for the San Gonzalo Mine and in 2041 for the Avino Mine.

A reconciliation of the changes in the Company’s reclamation provision for the nine months ended September 30, 2021, and the year ended December 31, 2020, is as follows:

	September 30, 2021	December 31, 2020

Balance at beginning of the period	$808	$1,524
Changes in estimates	-	(737)
Unwinding of discount related to continuing operations	36	99
Effect of movements in exchange rates	(14)	(78)
Balance at end of the period	$830	$808

14.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)

During the nine months ended September 30, 2021, the Company issued 10,050,000 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $19,020. The Company paid a 2.75% cash commission of $523 on gross proceeds, for net proceeds of $18,497, and incurred additional $388 in issuance costs during the period.

During the nine months ended September 30, 2021, the Company issued 1,030,362 common shares following the exercise of 1,030,362 warrants. As a result, $1,911 was recorded to share capital, representing cash proceeds of $824, fair value of the warrants on the date of exercise (see Note 12 for valuation methodology of $US denominated warrants) of $1,111, and movements in foreign exchange of $(24).

During the nine months ended September 30, 2021, the Company issued 264,000 common shares following the exercise of 264,000 options. As a result, $364 was recorded to share capital, representing cash proceeds of $237 and the fair value upon issuance of $127.

During the nine months ended September 30, 2021, the Company issued 1,330,167 common shares upon exercise of RSUs. As a result, $1,278 was recorded to share capital.

(ii)

During the year ended December 31, 2020, the Company issued 6,730,054 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $4,940. The Company paid a 3% cash commission of $148 on gross proceeds, for net proceeds of $4,792, and incurred an additional $106 in issuance costs during the period.

During the year ended December 31, 2020, the Company issued 4,195,072 common shares following the exercise of 4,195,072 warrants. As a result, $6,112 was recorded to share capital, representing cash proceeds of $3,356, fair value of the warrants on the date of exercise (see Note 12 for valuation methodology for $US denominated warrants) of $2,733, and movements in foreign exchange of $69.

- 17 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

During the year ended December 31, 2020, the Company also issued 464,122 common shares following the exercise of 464,122 broker warrants. As a result, $416 was recorded to share capital, representing cash proceeds of $300 and the amount attributed to the warrants upon issuance in 2019, representing $116.

During the year ended December 31, 2020, the Company issued 675,145 common shares as settlement of accrued advisory services provided by Cantor Fitzgerald Canada Corporate (“Cantor”) for the completion of the sale of Bralorne. The value of these shares was accrued at December 31, 2019; however, the shares were not issued until January 2020.

During the year ended December 31, 2020, the Company issued 48,000 common shares following the exercise of 48,000 options. As a result, $43 was recorded to share capital, representing cash proceeds of $28 and the fair value upon issuance of $15.

During the year ended December 31, 2020, the Company issued 863,901 common shares upon exercise of RSUs. As a result, $650 was recorded to share capital.

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

Continuity of stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding, January 1, 2020	2,638,500	$1.82
Granted	1,700,000	$1.64
Exercised	(48,000)	$0.79
Cancelled / Forfeited	(807,500)	$1.70
Stock options outstanding, December 31, 2020	3,483,000	$1.77
Exercised	(264,000)	$1.16
Expired	(360,000)	$2.95
Cancelled / Forfeited	(20,000)	$1.64
Stock options outstanding, September 30, 2021	2,839,000	$1.68
Stock options exercisable, September 30, 2021	2,839,000	$1.68

- 18 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2021:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
September 20, 2022	$1.98	880,000	0.97	880,000	0.97
August 28, 2023	$1.30	105,000	1.91	105,000	1.91
August 21, 2024	$0.79	174,000	2.89	174,000	2.89
August 4, 2025	$1.64	1,680,000	3.85	1,680,000	3.85
		2,839,000	2.83	2,839,000	2.83

During the nine months ended September 30, 2021, the Company charged $362 (nine months ended September 30, 2020 - $361) to operations as share-based payments for the fair value of stock options granted.

(d)	Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

Continuity of RSUs is as follows:

	Underlying Shares	Weighted Average Price (C$)

RSUs outstanding, January 1, 2020	2,372,875	$0.94
Granted	1,481,000	$1.64
Exercised	(863,901)	$0.99
Cancelled / Forfeited	(115,974)	$1.00
RSUs outstanding, December 31, 2020	2,874,000	$1.28
Exercised	(1,330,167)	$1.22
Cancelled / Forfeited	(12,000)	$1.64
RSUs outstanding, September 30, 2021	1,531,833	$1.33

The following table summarizes information about the RSUs outstanding at September 30, 2021:

Issuance Date	Price (C$)	Number of RSUs Outstanding
August 21, 2019	$0.79	552,500
August 4, 2020	$1.64	979,333
		1,531,833

- 19 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

During the nine months ended September 30, 2021, no RSUs (year ended December 31, 2020 – 1,481,000) were granted. For the RSUs issued in the year ended December 31, 2020, the weighted average fair value at the measurement date was C$1.64, based on the TSX market price of the Company’s shares on the date the RSUs were granted.

During the nine months ended September 30, 2021, the Company charged $1,028 (September 30, 2020 - $701) to operations as share-based payments for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e)	Earnings (loss) per share:

The calculations for basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net loss from continuing operations for the period	$(214)	$(4,587)	$(4,686)	$(5,930)
Net loss for the period	$(214)	$(4,589)	$(4,686)	$(6,097)
Basic weighted average number of shares outstanding	101,559,946	87,093,054	99,457,201	81,027,129
Effect of dilutive share options, warrants, and RSUs (‘000)	-	-	-	-
Diluted weighted average number of shares outstanding	101,559,946	87,093,054	99,457,201	81,027,129
Basic loss from continuing operations per share	$(0.00)	$(0.05)	$(0.05)	$(0.07)
Diluted loss from continuing operations per share	$(0.00)	$(0.05)	$(0.05)	$(0.07)
Basic loss per share	$(0.00)	$(0.05)	$(0.05)	$(0.08)
Diluted loss per share	$(0.00)	$(0.05)	$(0.05)	$(0.08)

15.	REVENUE AND COST OF SALES

The Company’s revenues for the nine months ended September 30, 2021 and 2020 are all attributable to Mexico, from shipments of concentrate from the Avino Mine, and processing of Historical Above Ground Stockpiles.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Concentrate sales	$1,881	$2,157	$1,881	$13,964
Provisional pricing adjustments	-	502	29	651
	$1,881	$2,659	$1,910	$14,615

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Stand-by costs consist of care and maintenance costs incurred during the work stoppage at the Avino Mine during the nine months ended September 30, 2021.

- 20 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Production costs	$724	$1,428	$724	$10,607
Stand-by and ramp-up costs	-	875	800	875
Depreciation and depletion	319	545	1,245	1,692
	$1,043	$2,848	$2,769	$13,174

16.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries and benefits	$326	$269	$1,068	$921
Office and miscellaneous	92	78	333	137
Management and consulting fees	124	88	411	294
Investor relations	28	60	183	140
Travel and promotion	10	5	29	41
Professional fees	103	69	343	211
Directors fees	43	53	133	126
Regulatory and compliance fees	55	41	133	106
Depreciation	34	30	93	87
	$815	$693	$2,726	$2,063

17.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2021	December 31, 2020
Not later than one year	$64	$20
Later than one year and not later than five years	83	14
Later than five years	156	3
	$303	$37

Office lease payments recognized as an expense during the nine months ended September 30, 2021, totalled $11 (September 30, 2020 - $10).

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2021	September 30, 2020
Net change in non-cash working capital items:
Inventory	$(2,896)	$3,399
Prepaid expenses and other assets	(22)	(187)
Taxes recoverable	1,773	(1,266)
Taxes payable	(2)	(42)
Accounts payable and accrued liabilities	1,066	(2,890)
Amounts receivable	(985)	224
Other liabilities	-	(178)
Amounts due to related parties	21	(13)
	$(1,045)	$(953)

	September 30, 2021	September 30, 2020
Interest paid	$78	$256
Taxes paid	$240	$407
Equipment acquired under finance leases and equipment loans	$1,007	$-

19.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one (December 31, 2020 – three) counterparty (see Note 20). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the highly-rated nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the unaudited condensed consolidated interim statement of financial position. At September 30, 2021, no amounts were held as collateral.

- 22 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2021, in the amount of $22,341 and working capital of $28,903 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2021, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$3,079	$3,079	$-	$-
Amounts due to related parties	175	175	-	-
Minimum rental and lease payments	303	64	83	156
Finance lease obligations	1,167	398	769	-
Total	$4,724	$3,716	$852	$156

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is exposed to interest rate risk primarily on its outstanding term facility, as the interest rate is subject to floating rates of interest. A 10% change in the interest rate would not result in a material impact on the Company’s operations.

- 23 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2021		December 31, 2020
	MXN	CDN	MXN	CDN
Cash	$7,017	$2,655	$36,896	$2,831
Long-term investments	-	4,210	-	5,317
Reclamation bonds	-	6	-	6
Amounts receivable	-	29	-	20
Accounts payable and accrued liabilities	(11,775)	(302)	(22,972)	(157)
Due to related parties	-	(263)	-	(196)
Finance lease obligations	(582)	(385)	(1,543)	(448)
Net exposure	(5,340)	5,951	12,381	7,373
US dollar equivalent	$(262)	$4,670	$620	$5,791

Based on the net US dollar denominated asset and liability exposures as at September 30, 2021, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2021, by approximately $398 (year ended December 31, 2020 - $589). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2021, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of $4 (December 31, 2020 - $2).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At September 30, 2021, a 10% change in market prices would have an impact on net earnings (loss) of approximately $330 (December 31, 2020 - $418).

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

- 24 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2021:

	Level 1	Level 2	Level 3
Financial assets
Cash	$22,341	$-	$-
Amounts receivable	-	1,513	-
Long-term investments	3,304	-	40
Total financial assets	$25,645	$1,513	$40
Financial liabilities
Warrant liability	-	-	(761)
Total financial liabilities	$-	$-	$(761)

The Company uses Black-Scholes model to measure its Level 3 financial instruments. As at September 30, 2021, the Company’s Level 3 financial instruments consisted of the Silver Wolf warrants and the warrant liability.

For the Company’s warrant liability valuation and fair value adjustments during the years ended December 31, 2021 and 2020, see Note 16 of the consolidated financial statements.

The Company’s Level 3 financial assets, which consists of warrants of Silver Wolf that were acquired during the nine months ended September 30, 2021 (see Note 6 for long-term investments details and Note 7 for details of the acquisition). The warrants are measured on acquisition and at September 30, 2021, using the following assumptions:

	September 30, 2021	March 11, 2021
Weighted average assumptions:
Risk-free interest rate	0.52%	0.26%
Expected dividend yield	0%	0%
Expected life (years)	2.45	3.00
Expected stock price volatility	128.00%	129.51%
Weighted average fair value at grant date	C$0.17	C$0.32

20.	SEGMENTED INFORMATION

The Company’s revenues for the three and nine months ended September 30, 2021 of $1,881 and $1,910 (September 30, 2020 - $2,659 and $14,615) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine and processed material from the Avino Historic Above Ground stockpiles.

- 25 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

On the condensed consolidated interim statements of operations, the Company had revenue from the following product mixes:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Silver	$683	$924	$698	$5,668
Copper	398	1,344	407	7,823
Gold	1,179	768	1,184	4,506
Penalties, treatment costs and refining charges	(379)	(377)	(379)	(3,382)
Total revenue from mining operations	$1,881	$2,659	$1,910	$14,615

For the nine months ended September 30, 2021, the Company had one customer (September 30, 2020 – three customers) that accounted for total revenues as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Customer #1	$1,881	$2,310	$1,910	$11,194
Customer #2	-	-	-	(18)
Customer #3	-	314	-	3,179
Customer #4	-	35	-	260
Customer #5	-	-	-	-
Customer #6	-	-	-	-
Total revenue from mining operations	$1,881	$2,659	$1,910	$14,615

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	September 30, 2021	December 31, 2020
Exploration and evaluation assets - Mexico	$10,916	$10,051
Exploration and evaluation assets - Canada	1	1
Total exploration and evaluation assets	$10,917	$10,052

	September 30, 2021	December 31, 2020
Plant, equipment, and mining properties - Mexico	$35,089	$34,475
Plant, equipment, and mining properties - Canada	309	371
Total plant, equipment, and mining properties	$35,398	$34,846

- 26 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2021 and 2020

(Expressed in thousands of US dollars, except where otherwise noted)

21.	SUBSEQUENT EVENTS

Acquisition of La Preciosa – On October 27, 2021, the Company announced it has entered into a share purchase agreement (the “Transaction”) to indirectly acquire through the purchase of the shares of certain holding companies, the La Preciosa Property (“La Preciosa”) from Coeur Mining, Inc. (“Coeur”).

Consideration of $20 million, of which $15 million is payable at the closing of the Transaction from Avino’s cash on hand and the remaining $5 million is payable before the first anniversary of the closing date.

Additionally, Avino will issue 14.0 million units (the “Units”), each comprising one common share and one-half of a common share purchase warrant (each full warrant, a “Warrant”).

Contingent cash consideration of US$8.75 million will be payable by Avino to Coeur within 12 months of initial production at La Preciosa. Avino may elect to pay up to half of the contingent cash consideration in Avino shares. Coeur will retain ownership of a 1.25% net smelter return royalty on the Gloria and Abundancia areas of La Preciosa, and a 2.00% gross value royalty on all areas of La Preciosa other than the Gloria and Abundancia areas.

So long as Coeur holds 10% or more of the outstanding shares of Avino, Coeur has the option to nominate one director for election to the Avino board or designate a board observer. At closing, Coeur has also been granted pre-emptive rights to maintain its equity ownership position in Avino and has entered into a voting agreement with Avino.

The completion of the proposed Transaction is subject to a number of customary conditions precedent, as well as, the authorization of the Mexican Federal Economic Competition Commission, approval of the issuance of the Unit consideration and contingent payment amount by the NYSE American, the Toronto Stock Exchange, and any other necessary third party approvals. The Closing of the Transaction is expected to occur during Q1 2022.

- 27 -